Exhibit 99.1

Nano Dimension Reports Fourth Quarter and Full Year 2016 Financial Results

Conference call to be held today at 09:00 a.m. EST

Ness Ziona, Israel, March 7, 2017 – Nano Dimension Ltd. (NASDAQ, TASE: NNDM), a leader in the area of 3D printed electronics, today announced financial results for the fourth quarter and full year ended December 31, 2016.

Nano Dimension ended the fourth quarter of 2016 with $12,379,000 (NIS 47,599,000) in cash and cash equivalents, while total loss was $3,858,000 (NIS 14,837,000).

Amit Dror, CEO of Nano Dimension, commented on the results: “During the fourth quarter, we met our previously announced target and successfully delivered four DragonFly 2020 3D Printer systems to top global companies across multiple industries, as part of our beta plan.”

“In addition, we strengthened our balance sheet; following a successful public offering executed in the third quarter, the underwriters exercised their option to purchase additional 275,275 ADSs, adding $1.8 million dollars to our balance sheet, bringing total gross proceeds from the offering to approximately $13.8 million.”

“Throughout 2016, Nano Dimension performed live demonstrations of the DragonFly 2020 3D Printer at some of the largest industry trade events in the world. We delivered our printer to leading global companies, and filed additional patent applications as opportunities to apply our proprietary technology, and continued to emerge across a variety of industries. Nano Dimension will form a new subsidiary to advance bio-printing activity, and will focus these efforts primarily on solutions for kidney diseases.”

Mr. Dror continued: “As Nano Dimension moves ahead in 2017, we are confident and encouraged by the positive feedback from beta customers and our momentum is strong. Executing our strategic plans while consistently growing our customer base, presents a multi-year opportunity to become the supplier of choice for in-house 3D printing products in the electronics industry. We are excited about meeting our 2017 goals, as we transition into full commercialization mode.”

Fourth Quarter 2016 Financial Results

●	Total revenues for the fourth quarter of 2016 were $46,000 (NIS 175,000).

●

Research and development (R&D) expenses for the fourth quarter of 2016 were $2,470,000 (NIS 9,498,000), compared to $603,000 (NIS 2,319,000) in the fourth quarter of 2015 and $674,000 (NIS 2,533,000) in the third quarter of 2016. The increase compared to the third quarter of 2016 was mainly attributed to an increase of $157,000 (NIS 604,000) in share based payment expenses from new grants to R&D employees, and the fact that in the fourth quarter we stopped capitalizing development expenses to an intangible asset.

The R&D expenses for the fourth quarter are presented net of government grants in the amount of $19,000 (NIS 74,000).

●	General and administrative (G&A) expenses for the fourth quarter of 2016 were $1,422,000 (NIS 5,468,000), compared to $1,276,000 (NIS 4,908,000) in the fourth quarter of 2015 and $1,049,000 (NIS 3,941,000) in the third quarter of 2016. The increase compared to the third quarter of 2016 resulted primarily from an increase of $404,000 (NIS 1,555,000) in professional services expenses.

●	Net loss for the fourth quarter of 2016 was $3,858,000 (NIS 14,837,000), or $0.08 (NIS 0.30) per share, compared to $1,926,000 (NIS 7,406,000), or $0.06 (NIS 0.23) per share, in the fourth quarter of 2015 and $1,727,000 (NIS 6,491,000), or $0.05 (NIS 0.17) per share, in the third quarter of 2016.

Full Year 2016 Financial Results

●	Total revenues for the full year of 2016 were $46,000 (NIS 175,000).

●

Research and development (R&D) expenses for 2016 were $4,059,000 (NIS 15,606,000), compared to $2,858,000 (NIS 11,153,000) in 2015. The increase was primarily attributable to an increase in salaries and related personnel expenses, reflecting an increase in the number of employees, and an increase in materials expenses, due to accelerating our research and development activities.

The R&D expenses for the year are presented net of government grants in the amount of $218,000 (approximately NIS 840,000) and net of development expenses recognized as intangible assets in the amount of $4,232,000 (approximately NIS 16,273,000).

●	General and administrative (G&A) expenses for 2016 were $4,797,000 (NIS 18,443,000), compared to $2,878,000 (NIS 11,229,000) in 2015. The increase resulted primarily from an increase in salaries and related personnel expenses, reflecting an increase in the number of employees, and an increase in professional services expenses.

●	Net loss for the full year of 2016 was $8,965,000 (NIS 34,470,000), or $0.22 (NIS 0.85) per share, compared to $5,380,000 (NIS 20,992,000), or $0.2 (NIS 0.78) per share, in 2015.

Balance Sheet Highlights

●	Cash and cash equivalents totaled $12,379,000 (NIS 47,599,000) as of December 31, 2016, compared to $8,665,000 (NIS 33,811,000) on December 31, 2015. The increase compared to December 31, 2015 reflects the proceeds received from the U.S. public offering the company made in the third quarter of 2016, as well as proceeds received from government grants and exercise of warrants during the period, less the cash used in operations during the year ended December 31, 2016.

●	Shareholders’ equity totaled $19,302,000 (NIS 74,218,000) as of December 31, 2016, compared to $12,047,000 (NIS 47,004,000) as of December 31, 2015.

Conference call information

The company will host a conference call to discuss these financial results today, March 7, 2017, at 09:00 a.m. EST (04:00 p.m. IST). Investors interested in participating are invited to register for the conference call here: http://dpregister.com/10100244. Dial-in numbers, including a local Israeli number and instructions, will be provided upon registration. U.S. Dial-in Number: 1-844-763-8274, International Dial-in Number: 1-412-717-9224. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. The conference call will also be webcast live from the Investor Relations section of Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

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About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension’s unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company’s primary products include the first 3D printer dedicated to printing multi-layer PCBs and advanced nanotechnology-based conductive and dielectric inks. In addition to the trading of the company’s ADSs on NASDAQ, the company’s ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension’s ADSs.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, we are using forward-looking statements when we discuss transitioning our bio-printing activities to a new entity and our primary focus on solutions for kidney diseases, our position moving forward, our 2017 goals, and our momentum for continued success. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:
Miri Segal-Scharia

CEO

MS-IR LLC
917-607-8654
msegal@ms-ir.com

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Consolidated Statements of Financial Position as at

	December 31,		Convenience translation into US dollars (NIS 3.845 = $1) December 31,
	2015	2016	2016
	Thousand NIS	Thousand NIS	Thousand USD

Assets
Cash	33,811	47,599	12,379
Restricted deposits	500	500	130
Trade receivables	-	149	39
Other receivables	1,030	2,979	775
Total current assets	35,341	51,227	13,323

Restricted deposits	428	425	110
Property plant and equipment, net	4,414	7,712	2,006
Intangible assets	11,355	26,095	6,787
Total non-current assets	16,197	34,232	8,903
Total assets	51,538	85,459	22,226

Liabilities
Trade payables	1,727	2,612	679
Other payables	1,814	4,954	1,289
Total current liabilities	3,541	7,566	1,968

Liability in respect of government grants	993	2,420	629
Other long-term liabilities	-	1,255	327
Total non-current liabilities	993	3,675	956
Total liabilities	4,534	11,241	2,924

Equity
Share capital	3,863	5,446	1,417
Share premium	63,054	118,820	30,902
Treasury shares	(5,260)	(5,260)	(1,368)
Warrants	6,934	4,375	1,138
Capital reserve from transactions with controlling shareholders	1,866	1,866	485
Capital reserve for share-based payments	12,681	19,575	5,091
Accumulated loss	(36,134)	(70,604)	(18,363)
Total equity	47,004	74,218	19,302
Total liabilities and equity	51,538	85,459	22,226

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Consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the Three-Month Period Ended December 31,					Convenience translation
			Convenience translation into US dollars (NIS 3.845 = $1)	For the Year Ended December 31,		into US dollars (NIS 3.845 = $1) Year ended December 31,
	2015	2016	2016	2015	2016	2016
	Thousand NIS	Thousand NIS	Thousand USD	Thousand NIS	Thousand NIS	Thousand USD

Revenues	-	175	46	-	175	46

Cost of revenues	-	72	19	-	72	19

Cost of revenues - amortization of intangible	-	668	174	-	668	174

Total cost of revenues	-	740	193	-	740	193

Gross loss	-	(565)	(147)	-	(565)	(147)

Research and development expenses, net	2,319	9,498	2,470	11,153	15,606	4,059

General and administrative expenses	4,908	5,468	1,422	11,229	18,443	4,797

Other income	-	-	-	6	-	-

Operating loss	(7,227)	(15,531)	(4,039)	(22,376)	(34,614)	(9,003)

Finance income	61	695	181	1,529	695	181

Finance expense	240	1	-	145	551	143

Total comprehensive loss	(7,406)	(14,837)	(3,858)	(20,992)	(34,470)	(8,965)

Basic and diluted loss per share (in NIS/USD)	(0.23)	(0.30)	(0.08)	(0.78)	(0.85)	(0.22)

Basic and diluted loss per ADS (in NIS/USD)	(1.15)	(1.50)	(0.40)	(3.90)	(4.25)	(1.10)

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